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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

SEC FILE NUMBER
8-35097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons 201-915-7437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

<u>AFFIRMATION</u>

We, SCOTT COUTO and MICHAEL LYONS, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Investments Institutional Services Company, Inc. as of December 31, 2016, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24/17

Signature Date

President

Title

2/24/17

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 24 day of FEB. , 2017

Notary Public

ANDRE KIRPAN
Notary Public
State of New Jersey
My Commission Expires Oct 4, 2017

SEC
Mail Processing
Section
MAR 0 1 2017
Washington DC
416

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(SEC I.D.No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC Document.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Fidelity Investments Institutional Services Company, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Dollars in thousands, except share data)

ASSETS	
Securities owned - at fair value	$ 14,047
Prepaid expenses	2,991
Other assets	386
Total assets	$ 17,424
LIABILITIES	
Payable to brokers and dealers	$ 2,164
Other liabilities	2,976
Total liabilities	5,140
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; authorized 3,000 shares; 1,000 shares issued and outstanding	1
Additional paid-in capital	24,471
Retained earnings	18,953
Total stockholder's equity	43,425
Less: Net receivable from Parent	(31,141)
Total stockholder's equity, net	12,284
Total liabilities and stockholder's equity, net	$ 17,424

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of FMR LLC (the "Parent"). The Company earns revenues by providing marketing and distribution services associated with selling mutual funds for Fidelity Distributors Corporation ("FDC"), an affiliate, and a wholly owned subsidiary of the Parent. FDC is the principal underwriter and distributor of the Fidelity mutual funds. Substantially all of the Company's marketing and distribution services revenue is earned from FDC. In addition, the Company is a distributor for certain Fidelity offshore mutual funds and college investment trust plans, which are both managed by an affiliate. The Company earns fees from affiliates associated with distributing and servicing these products.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned at fair value in the statement of financial condition.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability.

2. Summary of Significant Accounting Policies, continued:

Fair Value Measurements, continued:

The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which is internally developed.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified within Level 1 of the fair value hierarchy and include net receivable from Parent, payables to brokers and dealers, and other liabilities.

Income Taxes

The Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code, which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Company is also subject to taxation under the Subchapter S rules. The Company is not subject to any Federal income taxes.

The Company is subject to tax in certain state and local jurisdictions. The Parent allocates to the Company a direct intercompany charge equivalent to state and local taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. This amount has been offset with the receivable from Parent in the statement of financial condition.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

(Dollars in thousands)

3. Securities Owned - Fair Value:

Securities owned consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2016, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 of the fair value hierarchy during the year.

4. Commitments and Contingencies:

The Company may be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

5. Stockholder's Equity:

During 2016, the Company declared and recorded a non-cash dividend of $80,000 to the Parent. The noncash dividend was settled via the intercompany account with the Parent.

6. Charge Equivalent to Taxes on Income:

At December 31, 2016, the Company had a net deferred tax asset of $858, which is included in net receivable from Parent in the statement of financial condition. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation.

The Company files income tax returns both as part of the Parent's U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the returns that include the Company's activity are no longer subject to federal tax examinations for years before 2010 or state and local examinations for years before 2004.

7. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2016, the Company had net capital of $8,625, of which $8,375 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provision.

8. Transactions with Affiliated Companies:

All intercompany transactions with the Parent and affiliated companies are charged or credited through an intercompany account with the Parent and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with the Parent. Under a master netting agreement with the Parent, the Company may offset assets and liabilities which will ultimately be settled by the Parent on behalf of the Company. In accordance with the agreement, net liabilities of approximately $12,517 have been offset against the receivable from the Parent. These liabilities are primarily employee compensation and benefits related. The Company settles the receivable from the Parent periodically through a non-cash dividend, and as such, this receivable is presented as a component of stockholder's equity on the statement of financial condition.

9. Employee Benefit Plans:

The Company participates in the Parent's defined contribution retirement savings plan (the "Plan") covering eligible employees. The Parent contributes annually to the Plan in amounts that are generally at the discretion of the Parent and equal to a percentage of participating employees' eligible compensation. Additionally, the Parent makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year. The Company is allocated expense from the Parent associated with the contributions made to the Company's employees under the Plan.

The Company participates in the Parent's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. The Parent has established the Fidelity Welfare Benefit Plans VEBA Trust to provide a funding vehicle for certain benefit related to the Parent's benefit plans, including the RHRP. In 2016, the Parent accrued a benefit to participants under the RHRP based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of the Parent.

The Company participates in various share-based compensatory plans sponsored by the Parent and is allocated a compensation charge from the Parent that is amortized over the period in which it is earned by participants. The various share-based compensation arrangements are accounted for as share appreciation rights by the Parent. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on participation in changes in the Parent's net asset value per share over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

10. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

11. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through February 24, 2017 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2016.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Fidelity Investments Institutional Services Company, Inc.:

We have reviewed Fidelity Investments Institutional Services Company, Inc.'s assertions, included in the accompanying Fidelity Investments Institutional Services Company, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2016 to December 31, 2016, without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2016 to December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Report of Independent Accountants

To Management of Fidelity Investments Institutional Services Company, Inc.
(A Wholly-Owned Subsidiary of FMR LLC):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fidelity Investments Institutional Services Company, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fidelity Investments Institutional Services Company, Inc. for the year ended December 31, 2016 solely to assist the specified parties in evaluating Fidelity Investments Institutional Services Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Fidelity Investments Institutional Services Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The SIPC-6 payment for the Company of $7,264 made on July 29, 2016, which represents the amount due for the period January 1, 2016 through June 30, 2016, was agreed to a screenshot from the internal wire transfer system (Wire Ref #51172579).The SIPC-7 payment for the Company of $7,841 made on February 24, 2017, which represents the amounts due for the period July 31, 2016 through December 31, 2016, was agreed to a screenshot from the internal wire transfer system (Wire Ref #52318324). No differences were noted.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $306,822,268 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products," of $300,733,959 to schedules for the year ended December 31, 2016 provided by Janice Keating, Director II of Brokerage Accounting, noting no differences.

b. Compared deductions on line 2c(5), "Net gain from securities in investment accounts, of $46,472 to schedules for the year ended December 31, 2016 provided by Janice Keating, Director II of Brokerage Accounting, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,041,837 and $15,105, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Fidelity Investments Institutional Services Company, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2017

Fidelity Investments Institutional Services Company, Inc.
245 Summer Street
Boston, MA 02210

Fidelity Investments Institutional Services Company, Inc.'s Exemption Report

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) as of the end of the most recent fiscal year ended December 31, 2016 without exception.

Fidelity Investments Institutional Services Company, Inc.

I, Michael Lyons, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Title: Chief Financial Officer
Date: February 24, 2017

I, Scott Couto, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Title: President
Date: February 24, 2017